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DIRECT DIAL (212) 735-2438 DIRECT FAX (917) 777-2438 EMAIL ADDRESS HOWARD.ELLIN@SKADDEN.COM	January 16, 2020	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	GS Acquisition Holdings Corp
Revised Preliminary Proxy Statement on Schedule 14A
Filed January 9, 2020
File No. 001-38518

Dear Ms. Purnell:

On behalf of GS Acquisition Holdings Corp (“we”), we submit the below in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated January 15, 2020, concerning the above Revised Preliminary Proxy Statement on Schedule 14A filed on January 9, 2020.

U.S. Securities and Exchange Commission

January 16, 2020

Form PRER14A

Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 117

1.	Please provide us with your full calculation of the adjustments reflected in footnote (h).

In response to the Staff’s comment, attached as Exhibit A to this letter is the calculation of the adjustments reflected in footnote (h) of the adjustments to unaudited pro forma combined statements of operations.

U.S. Securities and Exchange Commission

January 16, 2020

Please contact me at (212) 735-2438 should you require further information.

Very truly yours,

/s/ Howard L. Ellin

Howard L. Ellin

cc:	David M. Cote, Raanan A. Agus

GS Acquisition Holdings Corp

cc:	Colin Flannery

Vertiv Holdings, LLC

cc:	S. Kris Agarwal

Platinum Equity Advisors, LLC

cc:	Todd A. Hentges

Morgan, Lewis Bockius, LLP

Exhibit A

Proforma t/m (h) - detailed calculation for interest reduction ($ in thousands)

	Assuming no redemptions	Assuming max redemptions	Reference	Notes/calculation

Term Loan Facility principal amount	$2,070.0	$2,070.0	<A>
Paydown of Vertiv debt	$(1,479.0)	$(1,113.0)	<B>	pg. 116 pro forma t/m (c)
Remaining Term Loan Facility principal amount	$591.0	$957.0	   	A+B=
Interest rate (LIBOR + 4%)	6%	6%	<D>
Calculated interest expense on Remaining Term Loan Facility principal amount	$35.5	$57.4	<E>	CxD=<E>
Amortization of deferred financing fees and original issue discount related to the remaining Term Loan Facility	$5.1	$8.1	<F>	Based on effective interest method (approx 4.5 years remaining term)
Pro forma interest expense on the Term Loan Facility principal amount for the full year period	$40.6	$65.5	<G>	E+F=<G>
Actual interest expense FY18 recorded on the Term Loan Facility	$142.4	$142.4	<H>
FY18 Pro Forma adjustment to interest expense	$(101.8)	$(76.9)	G-H	pg. 117 pro forma t/m (h)
Actual interest expense FY18 recorded on the Term Loan Facility YTD P09-19	$115.6	$115.6	<I>
YTD P09-19 Pro Forma adjustment to interest expense	$(85.2)	$(66.5)	(G*.75)-I	pg. 117 pro forma t/m (h)